Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	Percentage of Ownership
1847 Cabinet Inc.	Delaware	92.5%
Kyle’s Custom Wood Shop, Inc.	Idaho	100.0%
Sierra Homes, LLC	Nevada	92.5%
High Mountain Door & Trim Inc.	Nevada	92.5%
1847 Wolo Inc.	Delaware	92.4%
Wolo Mfg. Corp.	New York	100.0%
Wolo Industrial Horn & Signal, Inc.	New York	100.0%
1847 HQ Inc.	Delaware	100.0%